Exhibit 99.1

Alibaba Group Announces September Quarter 2016 Results

Hangzhou, China, November 2, 2016 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended September 30, 2016.

“Alibaba Group had a great quarter.  Our results reflect our increasing ability to monetize our 450 million mobile users through new and innovative social commerce experiences,” said Daniel Zhang, Chief Executive Officer of Alibaba Group.  “Beyond the strong performance of our core commerce business, we are pleased with the continued rapid growth of our cloud computing business. We also see huge potential in our newly integrated digital media and entertainment unit. By combining engaging online experiences with highly relevant content, we delivered impressive financial and operational results in the quarter across the company.”

“We reported robust revenue growth of 55% this quarter, with strong growth in each of our four reporting segments,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Our highly profitable and cash flow generative core commerce business enables us to invest in our future growth areas of cloud computing, digital media and entertainment and innovation initiatives. We expect each of these businesses to drive long-term value for both our customers and shareholders.”

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2016:

•                  Revenue was RMB34,292 million (US$5,142 million), an increase of 55% year-over-year.

•                  Revenue from core commerce increased 41% year-over-year to RMB28,493 million (US$4,273 million).

•                  Revenue from cloud computing increased 130% year-over-year to RMB1,493 million (US$224 million).

•                  Revenue from digital media and entertainment increased 302% year-over-year to RMB3,608 million (US$541 million).

•                  Revenue from innovation initiatives and others increased 78% year-over-year to RMB698 million (US$104 million).

•                  Mobile MAUs on our China retail marketplaces reached 450 million in September, an increase of 23 million over June, while annual active buyers on our China retail marketplaces reached 439 million, an increase of 5 million from the 12-month period ended in June.

•                  The number of paying customers of our cloud computing business grew to 651,000 from 577,000 in the previous quarter.  Operating loss from cloud computing was RMB398 million (US$60 million) this quarter, and adjusted EBITA loss narrowed from RMB158 million in the previous quarter to RMB57 million (US$8 million) this quarter.

•                  Income from operations was RMB9,045 million (US$1,356 million) and adjusted EBITDA was RMB15,875 million (US$2,381 million). Operating margin was 27%, adjusted EBITDA margin was 46% and adjusted EBITA margin for core commerce was 62%.

•                  Diluted EPS was RMB2.97 (US$0.45) and non-GAAP diluted EPS was RMB5.26 (US$0.79).

•                  Net cash provided by operating activities was RMB17,206 million (US$2,580 million) and non-GAAP free cash flow was RMB13,943 million (US$2,091 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — Highly engaged social commerce platform empowered by content and data.  The Taobao App continues its success as the leading social commerce platform, serving creative content, social engagement opportunities and personalized, relevant shopping recommendations to consumers. Taobao App’s highly relevant and engaging content helped drive growth in active users this quarter. For example, the live-streaming on mobile of product demonstrations for fashion apparel, cosmetics, maternity/baby products, sports and active wear proved to be extremely popular with consumers, generating millions of daily views with robust user engagement. We also achieved high social engagement on the mobile Taobao platform. For example, in September, over six million Taobao App users shared their shopping experience with friends on a daily basis.

Tmall — partner of choice for brands.

•                  Consumer electronics — We continue to see strength in the consumer electronics category, with robust growth in smartphones and large appliances. In September, Apple recognized our branding reach and distribution capability by appointing Tmall the third-party online platform for the simultaneous launch of the iPhone 7 with Apple in China. In the large appliance category, we continue to work with Haier’s logistics subsidiary RRS, one of Cainiao Network’s logistic partners, to ensure a high quality consumer experience, and as a result orders from our marketplaces handled by RRS grew over 82% year-on-year in the September quarter.

•                  Fast moving consumer goods (FMCG) — We continue to make strong progress in the FMCG category.  Personal care, food and mother and baby are among the top growth categories. Tmall Supermarket continues to grow rapidly, with volumes growing triple digits year-on-year.  Multinational FMCG brands are working with us as the partner of choice, not only to drive their transaction volume, but also in the areas of brand building, channel expansion and new product launches to grow their presence in China.

11.11 Global Shopping Festival.  In the eighth year of what has become the world’s largest 24-hour shopping event, 11.11 demonstrates the strength and scale of the entire Alibaba ecosystem. 11.11 is not only an opportunity to drive sales for our merchants, but also to help them build their brands and engage with consumers in new ways.

•                  Personalization: We are leveraging our big data capabilities to create a differentiated experience for each consumer based on individual preferences.

•                  Consumer engagement: This year we launched many new innovations around live-streaming, VR and AR to drive consumer engagement on our platforms. Examples include a live-streamed “see now, buy now” fashion show watched by seven million viewers on Taobao, Tmall and Youku Tudou apps; Buy+ virtual reality technology, and an augmented reality mobile game to drive traffic online as well as to offline stores and restaurants.

•                  Omni-channel: We also integrated the omni-channel shopping experience at more than 60,000 offline storefronts, including Uniqlo, Gap and Intime department store.

•                  Globalization: This year’s 11.11 will be our most global ever with more than 11,000 international brands participating, including Burberry, Target, Maserati and Apple. We also introduced a new pilot program to help global merchants sell beyond China. Hong Kong and Taiwan are the first markets outside mainland China where this is available.

Merchant services — creating value for merchants.  Qianniu, our merchant services working platform, provides merchants and brands with communication and productivity tools that empower them to operate their businesses more efficiently. We continue to see a highly engaged and active merchant base with daily active enterprises (DAE) on the app at over six million in September.  Because of the platform’s reach, Qianniu has expanded into a platform for our merchants to access services relevant to their business operations, including recruitment, small business loans, procurement and professional training.

Cloud Computing

Paying customers for cloud computing grew to 651,000, driving revenue growth to 130% year-over-year while significantly narrowing losses. Alibaba Cloud continues to expand its customer base across a variety of industries and businesses from start-ups to large corporations.  Customer segments include technology, media, financial institutions, health care, public transportation, energy, manufacturing and government agencies.

We are seeing increasing adoption of value-added products including complex data analysis and security.  Alibaba Cloud hosts and provides security products and services for over 35% of the total number of websites in China.

Alibaba Cloud continues to develop the leading cloud ecosystem in the China market. Over 40,000 developers and customers attended our annual developer conference for cloud computing and artificial intelligence, and about seven million unique visitors watched the live-streaming of the conference online.

Digital Media and Entertainment

We maintain our competitive position in digital entertainment in China through a combination of licensed premium content and self-produced programming. Youku Tudou’s exclusive broadcast of “Just One Smile Is Very Alluring,” a 30-episode romantic comedy, generated billions of video views during the quarter since its August launch. In addition, Youku Tudou demonstrated a sustainable content strategy through jointly-produced variety show “Mars Intelligence Authority” and self-produced TV series “Ten Deadly Sins,” which attracted strong viewership.

Updates on Equity Investees

Cainiao Network — data enabled logistics.  Cainiao Network develops the logistics standards in China, and its technology and data help delivery partners to optimize routes and offer speedier, higher quality services.  As of September 2016, Cainiao Network’s fulfillment network provides same-day delivery in 37 cities / 128 districts and counties and next-day delivery to 162 cities / 959 districts and counties.

Cainiao Network’s digital waybill (electronic shipping label) contributes to higher efficiency and lower cost of logistics as it standardizes structured data and incorporates analytics to enable efficient sorting and routing for Cainiao Network’s delivery partners. Digital waybill penetration among orders generated by merchants on our China retail marketplaces reached over 74% in September, up from 37% in the same period last year.

Koubei — Local Services. Koubei, our local services joint venture with Ant Financial, generated RMB48 billion (US$7 billion) in payment volume transacted through Alipay during the September quarter, representing sequential growth of 55% over the prior quarter.

Cash Flow from Operating Activities and Free Cash Flow

In the September quarter, net cash provided by operating activities was RMB17,206 million (US$2,580 million).  We generated RMB13,943 million (US$2,091 million) in non-GAAP free cash flow.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS:*

	September 30,	June 30,	September 30,	% Change
	2015	2016	2016	YoY	QoQ
China Commerce Retail:
Annual active buyers(1) (in millions)	386	434	439	14%	1%
Mobile monthly active users (MAUs)(2) (in millions)	346	427	450	30%	5%
Cloud Computing:
Paying customers(3) (in thousands)	313	577	651	108%	13%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2016.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

(3)         As of the respective dates.

SUMMARY FINANCIAL RESULTS:

	Three months ended September 30,
	2015	2016
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	22,171	34,292	5,142	55%

Income from operations	6,395	9,045	1,356	41%
Operating margin	29%	27%
Adjusted EBITDA(2)	11,146	15,875	2,381	42%
Adjusted EBITDA margin(2)	50%	46%
Adjusted EBITA(2)	10,287	14,593	2,188	42%
Adjusted EBITA margin(2)	46%	43%

Net income	22,703 (3)	7,075	1,061	(69	)%(3)
Non-GAAP net income(2)	9,201	12,949	1,942	41%

Diluted earnings per share/ADS (EPS)	8.87 (3)	2.97	0.45	(67	)%(3)
Non-GAAP diluted EPS(2)	3.61	5.26	0.79	46%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.6685 to US$1.00, the exchange rate on September 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments”, “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-on-year decrease was primarily due to a non-recurring revaluation gain of RMB18,603 million in the quarter ended September 30, 2015.

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	28,493	1,493	3,608	698	—	34,292	5,142

Income (loss) from operations	15,559	(398)	(2,247)	(1,888)	(1,981)	9,045	1,356
Add: Share-based compensation expense	1,471	340	358	952	1,130	4,251	637
Add: Amortization of intangible assets	569	1	485	165	77	1,297	195
Adjusted EBITA	17,599	(57)	(1,404)	(771)	(774)	14,593	2,188
Adjusted EBITA margin	62%	(4)%	(39)%	(110)%		43%

	Three months ended September 30, 2015
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	20,231	649	898	393	—	22,171

Income (loss) from operations	10,529	(733)	(1,201)	(1,448)	(752)	6,395
Add: Share-based compensation expense	1,868	346	242	423	285	3,164
Add: Amortization of intangible assets	179	1	308	164	76	728
Adjusted EBITA	12,576	(386)	(651)	(861)	(391)	10,287
Adjusted EBITA margin	62%	(59)%	(72)%	(219)%		46%

*                 Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

SEPTEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended September 30, 2016 was RMB34,292 million (US$5,142 million), an increase of 55% compared to RMB22,171 million in the same quarter of 2015.  The increase was mainly driven by the continued revenue growth of our China commerce retail business and the consolidation of newly acquired businesses (mainly Youku Tudou and Lazada, which were consolidated for this full quarter).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail	17,267	78%	24,109	3,615	70%	40%
China commerce wholesale	1,046	5%	1,435	215	4%	37%
International commerce retail	481	2%	1,338	201	4%	178%
International commerce wholesale	1,355	6%	1,506	226	5%	11%
Others	82	0%	105	16	0%	28%
Total core commerce	20,231	91%	28,493	4,273	83%	41%

Cloud computing	649	3%	1,493	224	4%	130%
Digital media and entertainment	898	4%	3,608	541	11%	302%
Innovation initiatives and others	393	2%	698	104	2%	78%
Total	22,171	100%	34,292	5,142	100%	55%

Core commerce segment

•                  China commerce retail business

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 450 million in the month ended September 30, 2016, compared to 427 million in the month ended June 30, 2016, representing a net addition of 23 million MAUs in the quarter and a 30% increase from 346 million in the month ended September 30, 2015. The growth in mobile MAUs in this quarter was primarily due to the continuing success of our efforts to provide relevant recommendations and social content to increase user engagement on our mobile platforms.

Annual active buyers — Our China retail marketplaces had 439 million annual active buyers in the 12 months ended September 30, 2016, compared to 434 million in the 12 months ended June 30, 2016, representing a net addition of five million annual active buyers from the prior quarter, and compared to 386 million in the 12 months ended September 30, 2015, representing an increase of 14% year-over-year. Average annual spend per active buyer for the 12 months ended September 30, 2016 continued to increase from prior quarters.

Revenue — Revenue from our China commerce retail business in the quarter ended September 30, 2016 was RMB24,109 million (US$3,615 million), or 70% of total revenue, an increase of 40% compared to RMB17,267 million in the same quarter of 2015. The increase was primarily due to robust growth of online marketing service revenue, which grew 47% year-over-year. This growth, in turn, was driven by higher average spending and the increased number of brands and merchants using our marketing services, reflecting their recognition of the broader value proposition on our platforms. The year-on-year growth of online marketing service revenue also reflected the full-quarter effect of online marketing inventory we added during the tail end of the same period last year. Commission revenue as a percentage of China commerce retail revenue was 28% in the quarter ended September 30, 2016, representing 25% growth from the same quarter in 2015.

Mobile revenue from the China commerce retail business in the quarter ended September 30, 2016 was RMB18,710 million (US$2,806 million), or 78% of our China commerce retail revenue, an increase of 78% compared to RMB10,520 million, or 61% of the China commerce retail revenue, in the same quarter of 2015.

As a result of the foregoing, our annual China commerce retail revenue per annual active buyer increased from RMB174 for the quarter ended September 30, 2015 to RMB215 (US$32) for the quarter ended September 30, 2016, and mobile revenue per mobile MAU grew from RMB87 for the quarter ended September 30, 2015 to RMB151 (US$23) for the quarter ended September 30, 2016.

Annual China Retail Revenue/Annual Active Buyer*	Annual China Retail Mobile Revenue/Mobile MAU**
(in RMB)	(in RMB)

*                 China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

**          Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended September 30, 2016 was RMB1,435 million (US$215 million), an increase of 37% compared to RMB1,046 million in the same quarter of 2015. The increase was primarily due to an increase in the average revenue from paying members and also to an increase in the number of paying members on our 1688.com platform.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended September 30, 2016 was RMB1,338 million (US$201 million), an increase of 178% compared to RMB481 million in the same quarter of 2015. The increase was primarily due to the consolidation of Lazada starting from mid-April 2016 and also due to the growth in revenue generated from AliExpress.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended September 30, 2016 was RMB1,506 million (US$226 million), an increase of 11% compared to RMB1,355 million in the same quarter of 2015. The increase was due to growth in revenue generated by the import/export related value-added services.

Cloud computing

Revenue from our cloud computing business in the quarter ended September 30, 2016 was RMB1,493 million (US$224 million), an increase of 130% compared to RMB649 million in the same quarter of 2015, primarily driven by an increase in the number of paying customers to 651,000, representing a year-over-year increase of 108%, and also by an increase in their spending, reflecting increased usage of services.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended September 30, 2016 was RMB3,608 million (US$541 million), an increase of 302% compared to RMB898 million in the same quarter of 2015. The increase was primarily due to the consolidation of Youku Tudou, and also to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search, news feeds and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended September 30, 2016 was RMB698 million (US$104 million), an increase of 78% compared to RMB393 million in the same quarter of 2015, primarily due to an increase in revenue from various new initiatives.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,					% of
	2015		2016			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	7,131	32%	13,123	1,968	38%	6%
Product development expenses	3,225	15%	4,134	620	12%	(3)%
Sales and marketing expenses	2,564	11%	3,878	581	11%	0%
General and administrative expenses	2,128	10%	2,815	422	8%	(2)%
Amortization of intangible assets	728	3%	1,297	195	4%	1%
Total costs and expenses	15,776	71%	25,247	3,786	73%	2%

Share-based compensation expense by function:
Cost of revenue	506	2%	1,183	177	4%	2%
Product development expenses	1,273	6%	1,451	218	4%	(2)%
Sales and marketing expenses	403	1%	478	72	1%	0%
General and administrative expenses	982	5%	1,139	170	3%	(2)%
Total share-based compensation expense	3,164	14%	4,251	637	12%	(2)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	6,625	30%	11,940	1,791	34%	4%
Product development expenses	1,952	9%	2,683	402	8%	(1)%
Sales and marketing expenses	2,161	10%	3,400	509	10%	0%
General and administrative expenses	1,146	5%	1,676	252	5%	0%
Amortization of intangible assets	728	3%	1,297	195	4%	1%
Total costs and expenses excluding share-based compensation expenses	12,612	57%	20,996	3,149	61%	4%

Cost of revenue — Cost of revenue in the quarter ended September 30, 2016 was RMB13,123 million (US$1,968 million), compared to RMB7,131 million in the same quarter of 2015. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 30% in the quarter ended September 30, 2015 to 34% in the quarter ended September 30, 2016. The increase was primarily due to an increase in costs associated with our newly consolidated businesses, including Youku Tudou and Lazada, as well as costs associated with Tmall Supermarket.

Product development expenses — Product development expenses in the quarter ended September 30, 2016 were RMB4,134 million (US$620 million), compared to RMB3,225 million in the same quarter of 2015. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 9% in the quarter ended September 30, 2015 to 8% in the quarter ended September 30, 2016, reflecting operating leverage.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended September 30, 2016 were RMB3,878 million (US$581 million), compared to RMB2,564 million in the same quarter of 2015. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue in the quarter ended September 30, 2016 would have remained stable as compared to the same quarter of 2015.

General and administrative expenses — General and administrative expenses in the quarter ended September 30, 2016 were RMB2,815 million (US$422 million), compared to RMB2,128 million in the same quarter of 2015. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue in the quarter ended September 30, 2016 would have remained stable as compared to the same quarter of 2015, reflecting operating leverage.

Share-based compensation expense — Share-based compensation expense as percentage of revenue decreased to 12% in the quarter ended September 30, 2016 from 14% in same quarter of 2015. Total share-based compensation expense included in cost and expense items above in the quarter ended September 30, 2016 was RMB4,251 million (US$637 million), an increase of 34% compared to RMB3,164 million in the same quarter of 2015. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	September 30, 2015		June 30, 2016		September 30, 2016
		% of		% of			% of	% Change
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	2,234	10%	2,457	7%	2,910	436	8%	30%	18%
- Ant Financial employees and other consultants(1)	(194)	(1)%	234	1%	598	90	2%	N/A	156%
Ant Financial share-based awards granted to our employees(1)	1,127	5%	873	3%	543	81	1%	(52)%	(38)%
Others	(3)	0%	130	0%	200	30	1%	N/A	54%
Total share-based compensation expense	3,164	14%	3,694	11%	4,251	637	12%	34%	15%

(1)                       Awards subject to mark-to-market accounting treatment.

Share-based compensation expense related to Alibaba Group share-based awards granted increased in this quarter compared to the previous quarter. The increase reflected the full quarter effect of the expense arising from the annual performance-based awards granted in the middle of the previous quarter. In addition, the increase in share-based compensation expense reflected the mark-up of Alibaba Group share-based awards granted to Ant Financial employees and other consultants, which are subject to mark-to-market accounting treatment.

We expect that our share-based compensation expense will continue to be affected by changes in fair value of our shares and Ant Financial shares, as well as the quantity of awards that we grant in the future. Due to the accounting treatment of Ant Financial share-based awards granted to our employees, if the fair value of Ant Financial equity continues to increase in the future, our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended September 30, 2016 was RMB1,297 million (US$195 million), an increase of 78% from RMB728 million in the same quarter of 2015. The increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments, including Lazada and Youku Tudou.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2016 was RMB9,045 million (US$1,356 million), or 27% of revenue, an increase of 41% compared to RMB6,395 million, or 29% of revenue, in the same quarter of 2015.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 42% to RMB15,875 million (US$2,381 million) in the quarter ended September 30, 2016, compared to RMB11,146 million in the same quarter of 2015. Adjusted EBITDA margin decreased to 46% in the quarter ended September 30, 2016 from 50% in the same quarter of 2015, mainly due to the consolidation of Youku Tudou.  A reconciliation of net income to adjusted EBITDA is included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures and lower margins, we expect that our margin will be negatively impacted by these new businesses.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended September 30,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	12,576	62%	17,599	2,639	62%
Cloud computing	(386)	(59)%	(57)	(8)	(4)%
Digital media and entertainment	(651)	(72)%	(1,404)	(211)	(39)%
Innovation initiatives and others	(861)	(219)%	(771)	(116)	(110)%

Core commerce segment — Adjusted EBITA increased by 40% to RMB17,599 million (US$2,639 million) in the quarter ended September 30, 2016, compared to RMB12,576 million in the same quarter of 2015. Adjusted EBITA margin in the quarter ended September 30, 2016 remained relatively stable at 62% as compared to the same quarter of 2015.

Cloud computing segment — Adjusted EBITA in the quarter ended September 30, 2016 was a loss of RMB57 million (US$8 million), compared to a loss of RMB386 million in the same quarter of 2015. Adjusted EBITA margin improved to negative 4% in the quarter ended September 30, 2016 from negative 59% in the quarter ended September 30, 2015, primarily due to robust growth in revenue and economies of scale.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended September 30, 2016 was a loss of RMB1,404 million (US$211 million), compared to a loss of RMB651 million in the same quarter of 2015. Adjusted EBITA margin improved to negative 39% in the quarter ended September 30, 2016 from negative 72% in the quarter ended September 30, 2015, primarily due to improved margins at UCWeb driven by the increase in revenue from mobile value-added services.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended September 30, 2016 was a loss of RMB771 million (US$116 million), compared to a loss of RMB861 million in the same quarter of 2015. Adjusted EBITA margin improved to negative 110% in the quarter ended September 30, 2016, compared to negative 219% in the quarter ended September 30, 2015, primarily due to increase in revenue from new business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2016 was RMB419 million (US$63 million), a significant decrease from RMB18,150 million in the same quarter of 2015. Interest and investment income, net in the quarter ended September 30, 2015 included a non-recurring gain of RMB18,603 million arising from revaluation of our previously held equity interest in Alibaba Health, when we obtained control over Alibaba Health in July 2015.

Other income, net

Other income, net in the quarter ended September 30, 2016 was RMB868 million (US$130 million), compared to RMB429 million in the same quarter of 2015. The increase was primarily due to an increase in foreign exchange gains. Other income, net included royalty fees and software technology service fees received from Ant Financial of RMB413 million (US$62 million) in the quarter ended September 30, 2016, compared to RMB463 million in the same quarter of 2015.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2016 were RMB2,022 million (US$303 million), an increase of 21% compared to RMB1,671 million in the same quarter of 2015. Our effective tax rate was 21% in the quarter ended September 30, 2016, compared to 7% in the same quarter of 2015. Excluding share-based compensation expense, impairment of investments and other unrealized investment gain/loss, our effective tax rate would have been 14% in the quarter ended September 30, 2016, compared to 16% in the same quarter of 2015.

Share of results of equity investees

Share of losses of equity investees in the quarter ended September 30, 2016 was RMB567 million (US$85 million), a decrease of 61% compared to RMB1,468 million in the previous quarter. We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended September 30, 2016 consisted of the following:

	Three months ended
	September 30, 2015	June 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
	(in millions)
Share of results of equity investees:
- Koubei	—	(245)	(3)	—
- Youku Tudou	(63)	—	—	—
- Cainiao Network	(56)	(227)	(220)	(33)
- Other equity investees	217	(264)	(160)	(24)
Dilution gains (losses)	3	(239)	46	7
Others*	(217)	(493)	(230)	(35)
Total	(116)	(1,468)	(567)	(85)

*                 Others mainly include amortization of intangible assets of equity investees, share-based compensation expenses and impairment charges.

The decrease in share of losses of equity investees during the quarter ended September 30, 2016 compared to the previous quarter was primarily due to an accounting loss related to dilution of our ownership interest in Weibo in the previous quarter and a decrease in losses of Koubei and other investees in the quarter ended September 30, 2016. Koubei recognized a non-recurring income of RMB523 million during the quarter, without which our share of Koubei’s loss would have been RMB262 million (US$39 million).

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2016 was RMB7,075 million (US$1,061 million), a decrease of 69% compared to RMB22,703 million in the same quarter of 2015. Excluding the non-cash revaluation gain, share-based compensation and certain other items, non-GAAP net income in the quarter ended September 30, 2016 was RMB12,949 million (US$1,942 million), an increase of 41% compared to RMB9,201 million in the same quarter of 2015. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2016 was RMB7,623 million (US$1,143 million), a decrease of 66% compared to RMB22,754 million in the same quarter of 2015 (which included a non-cash revaluation gain of RMB18,603 million arising from revaluation of our previously held equity interest in Alibaba Health).

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended September 30, 2016 was RMB2.97 (US$0.45) on a weighted average of 2,566 million diluted shares outstanding during the quarter, a decrease of 67% compared to RMB8.87 on a weighted average of 2,564 million diluted shares outstanding during the same quarter of 2015 (which included a non-cash revaluation gain of RMB18,603 million, or RMB7.26 per diluted share, arising from revaluation of our previously held equity interest in Alibaba Health). Excluding the non-cash revaluation gain, share-based compensation and certain other items, non-GAAP diluted EPS in the quarter ended September 30, 2016 was RMB5.26 (US$0.79), an increase of 46% compared to RMB3.61 in the same quarter of 2015. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of September 30, 2016, cash, cash equivalents and short-term investments were RMB107,554 million (US$16,129 million), compared to RMB89,416 million as of June 30, 2016. The increase in cash, cash equivalents and short-term investments during the quarter ended September 30, 2016 was due to free cash flow generated from operations and cash proceeds from bank borrowings, partially offset by net cash used for investments and acquisitions.

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended September 30, 2016 was RMB17,206 million (US$2,580 million), an increase of 14% compared to RMB15,124 million in the same quarter of 2015. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2016 was RMB13,943 million (US$2,091 million), compared to RMB13,624 million in the same quarter of 2015. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2016, net cash used in investing activities of RMB5,715 million (US$857 million) reflected cash outflow of RMB5,742 million (US$861 million) for investments, mainly in Ele.me and Weibo, as well as capital expenditures of RMB3,579 million (US$537 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB231 million (US$35 million).

Employees

As of September 30, 2016, we had a total of 46,689 employees, compared to 46,228 as of June 30, 2016 and 36,662 as of September 30, 2015.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on November 2, 2016.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 2604870

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 2604870).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on November 2, 2016.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow; and for our segment results, adjusted EBITA (including adjusted EBITA margin).  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income, net, interest expenses, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and depreciation, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents income (loss) from operations (which excludes interest and investment income, net, interest expense, other income (loss), net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expenses and amortization, that we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of the SME loan business (which we transferred to Ant Financial in February 2015) and others.  We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	22,171	34,292	5,142	42,416	66,446	9,964
Cost of revenue	(7,131)	(13,123)	(1,968)	(13,842)	(24,867)	(3,729)
Product development expenses	(3,225)	(4,134)	(620)	(6,466)	(8,122)	(1,218)
Sales and marketing expenses	(2,564)	(3,878)	(581)	(4,805)	(7,492)	(1,123)
General and administrative expenses	(2,128)	(2,815)	(422)	(4,372)	(5,558)	(833)
Amortization of intangible assets	(728)	(1,297)	(195)	(1,375)	(2,548)	(383)

Income from operations	6,395	9,045	1,356	11,556	17,859	2,678
Interest and investment income, net	18,150	419	63	45,532	1,169	175
Interest expense	(484)	(668)	(100)	(961)	(1,294)	(194)
Other income, net	429	868	130	980	2,631	395

Income before income tax and share of results of equity investees	24,490	9,664	1,449	57,107	20,365	3,054
Income tax expenses	(1,671)	(2,022)	(303)	(3,065)	(4,113)	(617)
Share of results of equity investees	(116)	(567)	(85)	(523)	(2,035)	(305)

Net income	22,703	7,075	1,061	53,519	14,217	2,132
Net loss attributable to noncontrolling interests	51	548	82	78	956	143

Net income attributable to ordinary shareholders	22,754	7,623	1,143	53,597	15,173	2,275

Earnings per share attributable to ordinary shareholders
Basic	9.25	3.08	0.46	21.71	6.13	0.92
Diluted	8.87	2.97	0.45	20.81	5.91	0.89

Weighted average number of share used in calculating net income per ordinary share
Basic	2,461	2,478		2,469	2,476
Diluted	2,564	2,566		2,576	2,568

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(i)	20,231	28,493	4,273	38,769	55,734	8,358
Cloud computing(ii)	649	1,493	224	1,134	2,736	410
Digital media and entertainment(iii)	898	3,608	541	1,710	6,743	1,011
Innovation initiatives and others(iv)	393	698	104	803	1,233	185

Total	22,171	34,292	5,142	42,416	66,446	9,964

(i)        Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com and Lazada.com.

(ii)       Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(iii)      Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(iv)      Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	10,529	15,559	2,333	21,492	30,241	4,535
Cloud computing	(733)	(398)	(60)	(1,286)	(837)	(126)
Digital media and entertainment	(1,201)	(2,247)	(337)	(2,255)	(4,100)	(615)
Innovation initiatives and others	(1,448)	(1,888)	(283)	(2,882)	(3,460)	(519)
Unallocated	(752)	(1,981)	(297)	(3,513)	(3,985)	(597)

Total	6,395	9,045	1,356	11,556	17,859	2,678

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	12,576	17,599	2,639	24,599	34,223	5,132
Cloud computing	(386)	(57)	(8)	(754)	(215)	(32)
Digital media and entertainment	(651)	(1,404)	(211)	(1,194)	(2,400)	(360)
Innovation initiatives and others	(861)	(771)	(116)	(1,481)	(1,658)	(249)
Unallocated	(391)	(774)	(116)	(1,080)	(1,598)	(239)

Total	10,287	14,593	2,188	20,090	28,352	4,252

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2016	2016
	RMB	RMB	US$
	(note)
	(in millions)
Assets
Current assets:
Cash and cash equivalents	106,818	103,684	15,548
Short-term investments	4,700	3,870	581
Restricted cash and escrow receivables	1,346	203	30
Investment securities	4,178	3,454	518
Prepayments, receivables and other assets(i)	16,993	25,115	3,766
Total current assets	134,035	136,326	20,443

Investment securities	29,392	37,758	5,662
Prepayments, receivables and other assets(i)	5,837	6,138	921
Investment in equity investees	91,461	119,674	17,946
Property and equipment, net	13,629	16,400	2,459
Land use rights	2,876	4,743	711
Intangible assets	5,370	14,010	2,101
Goodwill	81,645	121,353	18,198
Total assets	364,245	456,402	68,441

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	4,304	5,520	828
Income tax payable	2,790	3,158	473
Accrued expenses, accounts payable and other liabilities	27,334	37,206	5,580
Merchant deposits	7,314	8,125	1,218
Deferred revenue and customer advances	10,297	13,422	2,013
Total current liabilities	52,039	67,431	10,112

Deferred revenue	418	438	66
Deferred tax liabilities	6,471	10,030	1,504
Non-current bank borrowings	1,871	29,527	4,428
Unsecured senior notes(i)	51,391	53,048	7,955
Other liabilities	2,166	2,856	428
Total liabilities	114,356	163,330	24,493

(i)             Certain reclassifications in prepayments, receivables and other assets and unsecured senior notes as of March 31, 2016 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2017.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2016	2016
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—

Mezzanine equity	350	3,863	579

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	132,206	154,927	23,232
Treasury shares at cost	—	(2,823)	(423)
Restructuring reserve	(888)	(756)	(113)
Subscription receivables	(172)	(282)	(42)
Statutory reserves	3,244	3,653	548
Accumulated other comprehensive income	3,844	11,212	1,681
Retained earnings	78,752	80,484	12,069

Total Alibaba Group Holding Limited shareholders’ equity	216,987	246,416	36,952
Noncontrolling interests	32,552	42,793	6,417

Total equity	249,539	289,209	43,369

Total liabilities, mezzanine equity and equity	364,245	456,402	68,441

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	15,124	17,206	2,580	25,524	32,164	4,823
Net cash used in investing activities	(5,575)	(5,715)	(857)	(21,167)	(67,183)	(10,074)
Net cash (used in) provided by financing activities	(17,235)	9,830	1,474	(16,124)	31,142	4,670
Effect of exchange rate changes on cash and cash equivalents	369	117	18	321	743	111

(Decrease) Increase in cash and cash equivalents	(7,317)	21,438	3,215	(11,446)	(3,134)	(470)
Cash and cash equivalents at beginning of period	104,064	82,246	12,333	108,193	106,818	16,018

Cash and cash equivalents at end of period	96,747	103,684	15,548	96,747	103,684	15,548

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	22,703	7,075	1,061	53,519	14,217	2,132
Less: Interest and investment income, net	(18,150)	(419)	(63)	(45,532)	(1,169)	(175)
Add: Interest expense	484	668	100	961	1,294	194
Less: Other income, net	(429)	(868)	(130)	(980)	(2,631)	(395)
Add: Income tax expenses	1,671	2,022	303	3,065	4,113	617
Add: Share of results of equity investees	116	567	85	523	2,035	305
Income from operations	6,395	9,045	1,356	11,556	17,859	2,678
Add: Share-based compensation expense	3,164	4,251	637	7,159	7,945	1,191
Add: Amortization of intangible assets	728	1,297	195	1,375	2,548	383
Adjusted EBITA	10,287	14,593	2,188	20,090	28,352	4,252
Add: Depreciation and amortization of property and equipment and land use rights	859	1,282	193	1,641	2,486	372
Adjusted EBITDA	11,146	15,875	2,381	21,731	30,838	4,624

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	22,703	7,075	1,061	53,519	14,217	2,132
Add: Share-based compensation expense	3,164	4,251	637	7,159	7,945	1,191
Add: Amortization of intangible assets	728	1,297	195	1,375	2,548	383
Add: Impairment of goodwill and investments	645	856	128	705	933	140
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(18,054)	(527)	(79)	(44,142)	(582)	(87)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	66	66	10	132	132	19
Less: Tax effects on non-GAAP adjustments*	(51)	(69)	(10)	(88)	(253)	(38)

Non-GAAP net income	9,201	12,949	1,942	18,660	24,940	3,740

*                 Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.  Comparative figures were updated to conform with the current period presentation.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	22,754	7,623	1,143	53,597	15,173	2,275
Dilution effect on earnings arising from option plans operated by a subsidiary and an equity investee	—	(3)	—	—	(3)	—
Net income attributable to ordinary shareholders — diluted	22,754	7,620	1,143	53,597	15,170	2,275
Add: Non-GAAP adjustments to net income(a)	(13,502)	5,874	881	(34,859)	10,723	1,608

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	9,252	13,494	2,024	18,738	25,893	3,883

Weighted average number of shares on a diluted basis	2,564	2,566		2,576	2,568
Diluted EPS(b)	8.87	2.97	0.45	20.81	5.91	0.89
Add: Non-GAAP adjustments to net income per share(c)	(5.26)	2.29	0.34	(13.54)	4.17	0.62

Non-GAAP diluted EPS(d)	3.61	5.26	0.79	7.27	10.08	1.51

(a)                   See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)                   Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)                    Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)                   Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	15,124	17,206	2,580	25,524	32,164	4,823
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(1,260)	(3,348)	(502)	(2,390)	(6,142)	(921)
Add: Changes in loan receivables, net and others	(240)	85	13	38	666	100

Free cash flow	13,624	13,943	2,091	23,172	26,688	4,002

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016
	(in millions)
Annual active buyers	334	350	367	386	407	423	434	439

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016
	(in millions)
Mobile MAUs	265	289	307	346	393	410	427	450

Revenue per active buyer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active buyer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	168	171	171	174	184	189	202	215

Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	52	62	76	87	108	123	140	151

(1)                                 China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

(2)                                 Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.